UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 11-K

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Commission file number 001-01043
_________________

A.         Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan
Brunswick Rewards Plan with Variable Profit Sharing

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
_________________

Brunswick Corporation
1 N. Field Court
Lake Forest, IL 60045-4811

Financial Statements and Supplemental Schedule Brunswick Retirement Savings Plan Years Ended December 31, 2006 and 2005 With Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Retirement Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 28, 2007

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments at fair value	$358,935,813	$353,534,337
Contributions receivable:
Employer	2,235,473	2,389,439
Participants	488,766	378,808
Total receivables	2,724,239	2,768,247

Net assets available for benefits, at fair value	361,660,052	356,302,584

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	201,395	297,832

Net assets available for benefits	$361,861,447	$356,600,416

See accompanying notes.

2

Brunswick Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Investment income:
Net appreciation (depreciation) in fair value
of investments	$9,636,445	$(8,033,015)
Interest and dividends	10,862,827	6,433,721
Contributions:
Rollovers	33,670	86,398
Participants	15,280,399	16,038,757
Employer	2,589,755	2,629,976
Total additions	38,403,096	17,155,837

Deductions
Distributions and withdrawals to participants	32,537,423	30,934,421
Administrative expenses	79,541	107,760
Total deductions	32,616,964	31,042,181

Transfers into the Plan	850,304	43,659
Interplan transfers, net	(1,375,405)	(199,785)
Net increase (decrease)	5,261,031	(14,042,470)
Net assets available for benefits:
Beginning of year	356,600,416	370,642,886

End of year	$361,861,447	$356,600,416

See accompanying notes.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

Year Ended December 31, 2006

1. Description of the Plan

General

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan, established by Brunswick Corporation (the Company) effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees of the Company and certain subsidiaries may participate in the Plan. Eligible salaried and hourly employees who are not eligible to participate in the Brunswick Rewards Plan or the Brunswick Rewards Plan with Variable Profit Sharing are eligible to participate in the Plan on the date on which the following requirements are met: (a) attainment of age 21 years, and (b) employment by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the plan document.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $15,000 and $14,000 in 2006 and 2005, respectively.

The Company’s basic matching contribution is 5% of pretax deferrals. Additional contributions are granted at the discretion of the Board of Directors. The first 6% of pretax contributions is eligible for discretionary matching contributions. Such contributions are limited to 25% of total pretax contributions that do not exceed 6% of compensation. Discretionary matching contributions for the years ended December 31, 2006 and 2005 were 25%, totaling $2,213,304 and $2,371,983, respectively.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at anytime.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Effective January 1, 2006, a participant is not permitted to have more than one loan outstanding at any one time. Any participants with two loans outstanding prior to January 1, 2006, will have both loans grandfathered. After the grandfathered loans are paid off, only one loan is allowed at a time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. From January 1, 2005 through March 27, 2005, terminated participants with balances exceeding $5,000 could elect to remain in the Plan and defer payment until age 65. Account balances less than $5,000 were distributed as soon as administratively possible following termination of employment. Effective March 28, 2005, the Plan was amended to change the small balance cash-out limit from $5,000 to $1,000. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).   The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor. In determining fair value, the investment advisor considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payments to plan participants to be at amounts other than contract value.  Investments in Vanguard mutual funds are valued at the net asset value of each fund determined as of the close of the New York Stock Exchange on the valuation date.  Bonds and bond trusts are valued using the latest bid price provided by pricing services plus accrued interest.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust.

As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Payment of Benefits

Benefit payments are recorded when paid.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2006	2005

Common stock	$(14,057,129)	$(16,672,836)
Mutual funds	23,693,574	8,639,821

	$9,636,445	$(8,033,015)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31
	2006	2005

Brunswick ESOP Company Stock Fund	$47,600,550	$69,505,002
Vanguard 500 Index Fund	71,656,887	68,043,944
Vanguard Asset Allocation Fund	*	49,963,923
Vanguard Morgan Growth Fund	40,110,017	38,281,126
Vanguard Retirement Savings Trust	20,929,242	22,584,170
Vanguard Short-term Bond Index Fund	21,068,481	22,858,619
Vanguard Total International Stock Index Fund	19,093,238	*
Vanguard Wellington Fund Investor Shares	54,579,277	*
Vanguard Windsor II Fund Investor Shares	19,398,699	*

*Did not meet 5% threshold.

9

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Subsequent Event

Effective January 2, 2007, employees in the Valley-Dynamo division were granted eligibility in the Brunswick Rewards Plan. Their accounts were transferred from the Plan. Related assets of approximately $888,000 were transferred into the Brunswick Rewards Plan.

10

Supplemental Schedule

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #36-0848180 Plan #154

December 31, 2006

Current
Identity of Issuer	Value

Brunswick ESOP Company Stock Fund*	$47,600,550
Royce Premier Fund	15,648,946
Vanguard 500 Index Fund*	71,656,887
Vanguard Morgan Growth Fund*	40,110,017
Vanguard Prime Money Market Fund*	13,137,301
Vanguard Retirement Savings Trust*	21,130,637
Vanguard Short-term Bond Index Fund*	21,068,481
Vanguard Short-term Corporate Fund*	10,545,916
Vanguard Target Retirement 2005*	844,870
Vanguard Target Retirement 2015*	2,298,893
Vanguard Target Retirement 2025*	1,456,016
Vanguard Target Retirement 2035*	298,272
Vanguard Target Retirement 2045*	504,765
Vanguard Target Retirement Inc*	78,571
Vanguard Total Bond Market Index Fund*	12,452,254
Vanguard Total International Stock Index Fund*	19,093,238
Vanguard Wellington Fund Investor Shares*	54,579,277
Vanguard Windsor II Fund Investor Shares*	19,398,699

Participant loans*:
Varying maturities with interest rates
ranging from 4% to 8.5%	7,233,618

$359,137,208

*Party-in-interest investments.

11

Financial Statements and Supplemental Schedules Brunswick Rewards Plan Years Ended December 31, 2006 and 2005 With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and
Supplemental Schedules

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, and schedule of delinquent participant contributions for the year ended December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 28, 2007

1

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments at fair value	$549,231,633	$485,566,183
Contributions receivable:
Employer	14,797,733	14,214,846
Participants	713,666	650,692
Total receivables	15,511,399	14,865,538
Net assets available for benefits, at fair value	564,743,032	500,431,721

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	302,428	393,551

Net assets available for benefits	$565,045,460	$500,825,272

See accompanying notes.

2

Brunswick Rewards Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Investment income:
Net appreciation (depreciation) in fair value
of investments	$24,230,638	$(2,183,467)
Interest and dividends	17,967,013	9,738,687
Contributions:
Participants	24,218,023	22,054,047
Rollover	2,989,406	2,864,137
Employer	40,166,502	38,911,353
Total additions	109,571,582	71,384,757

Deductions
Distributions and withdrawals to participants	46,945,422	38,516,666
Administrative expenses	185,111	279,851
Total deductions	47,130,533	38,796,517

Transfers into the Plan	470,884	101,313
Interplan transfers, net	1,308,255	285,628
Net increase	64,220,188	32,975,181
Net assets available for benefits:
Beginning of year	500,825,272	467,850,091

End of year	$565,045,460	$500,825,272

See accompanying notes.

3

 Brunswick Rewards Plan

 Notes to Financial Statements

Year Ended December 31, 2006

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Effective January 1, 2006, new employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

 Brunswick Rewards Plan

 Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company matching contributions), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. Eligible employees are automatically enrolled in the Plan at a deferral rate of 3%. Employees can increase, decrease, or cancel their deferrals at any time.

Participants may make pretax contributions from 1% to 40% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $15,000 and $14,000 in 2006 and 2005, respectively.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

In addition to matching contributions, eligible participants receive a biweekly minimum profit-sharing contribution equal to 3% of eligible compensation. An employer may also make an annual variable profit-sharing contribution of up to 6% of eligible compensation to the accounts of participants employed by that employer. Profit-sharing contributions are invested in accordance with the participant’s investment elections. A participant must be employed with the Company on the last business day of the plan year in order to be eligible for variable profit sharing. The Company may also make supplemental profit-sharing contributions on behalf of designated participants. The sum of a participant’s minimum, variable, and supplemental profit-sharing contributions may not exceed 9% of compensation for the plan year. Corporate officers of the Company not otherwise eligible to participate in the Plan shall be eligible to participate in supplemental profit-sharing contributions. Variable profit-sharing for the 2006 and 2005 plan years was $13,054,960 and $12,377,881, respectively.

5

 Brunswick Rewards Plan

 Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Effective January 1, 2006, a participant is not permitted to have more than one loan outstanding at any one time. Any participants with two loans outstanding prior to January 1, 2006, will have both loans grandfathered. After the grandfathered loans are paid off, only one loan is allowed at a time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. From January 1, 2005 through March 27, 2005, terminated participants with balances exceeding $5,000 could elect to remain in the Plan and defer payment until age 65. Account balances less than $5,000 were distributed as soon as administratively possible following termination of employment. Effective March 28, 2005, the Plan was amended to change the small balance cash-out limit from $5,000 to $1,000. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65.

6

 Brunswick Rewards Plan

 Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

2. Significant Accounting Policies

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).   The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

7

 Brunswick Rewards Plan

 Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor. In determining fair value, the investment advisor considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payments to plan participants to be at amounts other than contract value.  Investments in Vanguard mutual funds are valued at the net asset value of each fund determined as of the close of the New York Stock Exchange on the valuation date.  Bonds and bond trusts are valued using the latest bid price provided by pricing services plus accrued interest.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Dividends received on shares held in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

8

 Brunswick Rewards Plan

 Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Payment of Benefits

Benefit payments are recorded when paid.

3. Investments

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2006	2005

Common stock	$(13,485,066)	$(15,120,672)
Mutual funds	37,715,704	12,937,205

	$24,230,638	$(2,183,467)

9

 Brunswick Rewards Plan

 Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31
	2006	2005

Brunswick ESOP Company Stock Fund	$46,389,207	$65,386,852
Managers Special Equity Fund	*	26,861,016
Royce Premier Fund	33,878,830	*
Vanguard 500 Index Fund	87,752,728	71,704,011
Vanguard Asset Allocation Fund	*	99,449,339
Vanguard Morgan Growth Fund	59,467,685	51,188,437
Vanguard Retirement Savings Trust	31,428,754	29,842,430
Vanguard Short-term Bond Index Fund	31,637,844	30,205,083
Vanguard Total International Stock Index Fund	44,697,355	28,085,941
Vanguard Wellington Fund Investor Shares	107,695,352	*

*Did not meet 5% threshold.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10

 Brunswick Rewards Plan

 Notes to Financial Statements (continued)

6. Subsequent Events

Effective January 1, 2007, the Plan was amended to require that eligible participants must be employed on the last business day of the plan year or have terminated employment during the plan year due to death, disability, or retirement as defined by the Plan to be eligible for the minimum profit-sharing contribution of 3%. Previously, the minimum profit-sharing contribution was funded to participant accounts biweekly. The minimum profit-sharing contribution will prospectively be paid annually.

Effective January 2, 2007, employees in the Valley-Dynamo division were granted eligibility in the Plan. Their accounts were transferred from the Brunswick Retirement Savings Plan. Related assets of approximately $888,000 were transferred into the Plan.

11

Supplemental Schedules

Brunswick Rewards Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN #36-0848180     Plan #170

Year Ended December 31, 2006

Participant Contributions Transferred Late to the Plan	Total That Constitute Prohibited Transactions

$78,005	$78,005

12

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #36-0848180 Plan #170

December 31, 2006

Current
Identity of Issuer	Value

Brunswick ESOP Company Stock Fund*	$46,389,207
Royce Premier Fund	33,878,830
Vanguard 500 Index Fund*	87,752,728
Vanguard Asset Allocation Fund*	8,301
Vanguard Morgan Growth Fund*	59,467,685
Vanguard Prime Money Market*	7,285,144
Vanguard Retirement Savings Trust*	31,731,182
Vanguard Short-term Bond Index Fund*	31,637,844
Vanguard Short-term Corporate Fund*	15,836,455
Vanguard Target Retirement 2005*	379,219
Vanguard Target Retirement 2015*	3,850,388
Vanguard Target Retirement 2025*	3,898,156
Vanguard Target Retirement 2035*	4,241,659
Vanguard Target Retirement 2045*	5,054,832
Vanguard Target Retirement Inc*	100,356
Vanguard Total Bond Market Index Fund*	18,725,973
Vanguard Total International Stock Index Fund*	44,697,355
Vanguard Wellington Fund Investor Shares*	107,695,352
Vanguard Windsor II Fund Investor Shares*	27,743,493

Participant loans*:
Varying maturities with interest rates ranging
from 4% to 10%	19,159,902

$549,534,061

*Party-in-interest investments.

13

Financial Statements and Supplemental Schedules Brunswick Rewards Plan with Variable Profit Sharing Years Ended December 31, 2006 and 2005 With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan with Variable Profit Sharing

Financial Statements and
Supplemental Schedules

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee
Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan with Variable Profit Sharing as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, and schedule of delinquent participant contributions for the year ended December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
June 28, 2007

Brunswick Rewards Plan with Variable Profit Sharing

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments at fair value	$67,346,401	$50,963,529
Contributions receivable:
Employer	2,485,901	1,494,138
Participants	202,331	45,089
Total receivables	2,688,232	1,539,227
Net assets available for benefits, at fair value	70,034,633	52,502,756

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	63,099	79,155

Net assets available for benefits	$70,097,732	$52,581,911

See accompanying notes.

Brunswick Rewards Plan with Variable Profit Sharing

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Investment income:
Net appreciation in fair value of investments	$3,624,730	$752,512
Interest and dividends	1,848,661	1,174,683
Contributions:
Participants	5,621,541	4,623,429
Rollover	700,246	1,435,387
Employer	5,409,736	5,370,935
Total additions	17,204,914	13,356,946

Deductions
Distributions and withdrawals to participants	4,868,535	3,359,614
Administrative expenses	25,939	32,792
Total deductions	4,894,474	3,392,406

Transfers into the Plan	5,138,231	–
Interplan transfers, net	67,150	(85,843)
Net increase	17,515,821	9,878,697
Net assets available for benefits:
Beginning of year	52,581,911	42,703,214

End of year	$70,097,732	$52,581,911

See accompanying notes.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements

Year Ended December 31, 2006

1. Description of the Plan

The following description of the Brunswick Rewards Plan with Variable Profit Sharing (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective October 1, 2003, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as outlined by the Benefits Administration Committee.

Employees working at least 24 hours per week are eligible to participate in both components of the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Effective January 1, 2006, new employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, and brokerage commissions are paid by the Plan’s participants. The Plan charges an administrative fee of $700 to accounts requiring a qualified domestic relations order split.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company-matching contributions), in which participation is voluntary, and the profit-sharing portion, in which participation is automatic. Eligible employees are automatically enrolled in the Plan at a deferral rate of 3%. Employees can increase, decrease, or cancel their deferrals at any time.

Participants may make pretax contributions from 1% to 40% of compensation, as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Plan’s Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $15,000 and $14,000 in 2006 and 2005, respectively.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

An employer may make an annual variable profit-sharing contribution of up to 9% of eligible compensation to the accounts of participants employed by that employer. Profit-sharing contributions are invested in accordance with the participants’ investment elections. A participant must be employed with the Company on the last business day of the plan year in order to be eligible for the variable profit sharing. The Company may also make supplemental profit-sharing contributions on behalf of designated participants. The sum of a participant’s variable and supplemental profit-sharing contributions may not exceed 9% of compensation for a plan year. Variable profit sharing for the 2006 and 2005 plan years was $2,066,671 and $1,381,587, respectively.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Plan also provides for a true-up feature, which allows the Company to make up for any missed match that may have occurred. The true-up is performed during the first quarter of the following plan year. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made.

Participants may direct their own contributions and related company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

Effective January 1, 2006, active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than one loan outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

Benefits

Upon termination of employment, participants may elect account balances to be rolled into another qualified retirement vehicle or receive a lump-sum distribution. From January 1, 2005 through March 27, 2005, terminated participants with balances exceeding $5,000 could elect to remain in the Plan and defer payment until age 65. Account balances less than $5,000 were distributed as soon as administratively possible following termination of employment. Effective March 28, 2005, the Plan was amended to change the small balance cash-out limit from $5,000 to $1,000. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until age 65.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

2. Significant Accounting Policies

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).   The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor. In determining fair value, the investment advisor considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payments to plan participants to be at amounts other than contract value.  Investments in Vanguard mutual funds are valued at the net asset value of each fund determined as of the close of the New York Stock Exchange on the valuation date.  Bonds and bond trusts are valued using the latest bid price provided by pricing services plus accrued interest.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Dividends received on shares held in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Payment of Benefits

Benefit payments are recorded when paid.

3. Investments

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Year Ended December 31
	2006	2005

Common stock	$(598,269)	$(564,721)
Mutual funds	4,222,999	1,317,233

	$3,624,730	$752,512

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the net assets available for benefits at fair value is as follows:

	December 31
	2006		2005

Brunswick ESOP Company Stock Fund	$	*	$2,757,412
Managers Special Equity Fund		*	6,543,664
Royce Premier Fund		8,282,837	*
Vanguard 500 Index Fund		7,281,245	4,430,887
Vanguard Morgan Growth Fund		8,590,853	6,562,529
Vanguard Retirement Savings Trust		6,557,298	6,002,242
Vanguard Short-term Bond Index Fund		6,600,923	6,075,183
Vanguard Short-term Corporate Fund		*	3,037,770
Vanguard Total Bond Market Index Fund		3,713,448	2,730,982
Vanguard Total International Stock Index Fund		6,985,836	4,367,122
Vanguard Windsor II Fund Investor Shares		5,590,466	4,216,244

*Did not meet 5% threshold.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 14, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Brunswick Rewards Plan with Variable Profit Sharing

Notes to Financial Statements (continued)

6. Transfers

Effective January 2, 2006, the Sea Pro Boats, Inc. 401(k) Plan was merged into the Plan. Related assets of $1.3 million were transferred into the Plan.

Effective January 2, 2006, the Kellogg Marine, Inc. 401(k) Retirement Plan was merged into the Plan. Related assets of $3.7 million were transferred into the Plan.

7. Subsequent Events

Effective January 2, 2007, the Cabo Yachts, Inc. 401(k) Savings Plan was merged into the Plan. Related assets of $1.8 million were merged into the Plan.

Effective January 2, 2007, the Diversified Marine Products 401(k) Plan was merged into the Plan. Related assets of $550,000 were merged into the Plan.

Supplemental Schedules

Brunswick Rewards Plan with Variable Profit Sharing

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN #36-0848180     Plan #180

Year Ended December 31, 2006

Participant Contributions Transferred Late to the Plan	Total That Constitute Prohibited Transactions

$4,690	$4,690

Brunswick Rewards Plan with Variable Profit Sharing

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #36-0848180 Plan #180

December 31, 2006

Current
Identity of Issuer	Value

Brunswick ESOP Company Stock Fund*	$2,226,762
Royce Premier Fund	8,282,837
Vanguard 500 Index Fund*	7,281,245
Vanguard Morgan Growth Fund*	8,590,853
Vanguard Prime Money Market Fund*	1,256,615
Vanguard Retirement Savings Trust*	6,620,397
Vanguard Short-term Bond Fund*	6,600,923
Vanguard Short-term Corporate Fund*	3,304,120
Vanguard Target Retirement 2005*	39,472
Vanguard Target Retirement 2015*	323,311
Vanguard Target Retirement 2025*	341,448
Vanguard Target Retirement 2035*	392,297
Vanguard Target Retirement 2045*	381,531
Vanguard Target Retirement Inc*	4,965
Vanguard Total Bond Market Index Fund*	3,713,448
Vanguard Total International Stock Index Fund*	6,985,836
Vanguard Windsor II Fund Investor Shares*	5,590,466
Vanguard Wellington Fund Investor Shares*	2,821,793

Participant loans*:
Varying maturities with interest rates ranging
from 4% to 10.25%	2,651,181

$67,409,500

*Party-in-interest investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan
Brunswick Rewards Plan with Variable Profit Sharing
(Name of Plans)

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 28, 2007	By:	/s/ B. RUSSELL LOCKRIDGE
B. Russell Lockridge
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.             Description of Exhibit

23.1	Consents of Independent Registered Public Accounting Firm

23.2	Statement in Lieu of Consent of Independent Public Accountants